Exhibit 99.1

Canaan Inc. Provides November 2025 Bitcoin Production and Mining Operation Updates

Deployed hashrate and operating hashrate increased despite market headwinds

Cryptocurrency treasury reaches record 1,730 BTC and 3,951 ETH at month end

Operating hashrate poised to grow with approximately 1 EH/s mining capacity expected to come online by the end of 2025

SINGAPORE, December 10, 2025 /PRNewswire/ -- Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), an innovator in crypto mining, today released its unaudited bitcoin mining update for the month ending November 30, 2025, showcasing solid mining output, record crypto holdings, and confirmed expansion plans entering the year-end.

Management Commentary

“November highlighted the strength of our operational execution and the scalability of our platform,” said Nangeng Zhang, chairman and chief executive officer of Canaan. “Navigating a dynamic market environment, we remained focused on efficiency and performance, delivering stable production of 89 BTC, while growing our deployed hashrate to 9.41 EH/s and our operational hashrate to 8.12 EH/s by month-end. As we maintained our competitive power costs, we continued to enhance the efficiency of our North American fleet and expanded installed power capacity to 91.2 MW in the region, further strengthening our foundation for long-term growth.”

“During this period, we strategically acquired 100 BTC during price dips, bringing our cryptocurrency treasury to 1,730 BTC and 3,951 ETH at month end.” Zhang continued, “Looking ahead, we expect to bring online approximately 1 EH/s of capacity by the year-end, with additional hashrate to be energized in the first quarter of 2026. This incremental growth, combined with continued operational optimization and stringent power cost control, positions us to scale sustainably despite elevated network difficulty and competition. Going forward, we aim to leverage our vertically integrated strategy to deliver sustainable value for our shareholders across market cycles.”

November 2025 Bitcoin Mining Updates (unaudited)

Key Metrics	Results (Rounded Numbers)
Bitcoins Mined During the Month	89 BTC
Month-End Bitcoins and ETH Owned by Canaan Inc. on Balance Sheet[1]	1,730 BTC* 3,951 ETH
Month-End Deployed Hashrate (EH/s)	9.41 EH/s
Month-End Operating Hashrate (EH/s)	8.12 EH/s
Month-End Average Revenue Split[2]	58.2%
Average All-in Power Cost During the Month[3]	US$0.043/kWh

*As part of the enhanced treasury management initiative, the Company capitalized on recent price volatility to strategically acquire 100 additional bitcoins from the open market in November 2025.

November 2025 Bitcoin Mining Infrastructure Updates (unaudited)

	North America	Non-North America	Global
Month-End Average Miner Efficiency	19.5 J/TH	29.3 J/TH	25.5 J/TH
Month-End Installed Power Capacity	91.2 MW	143.6 MW	234.8MW

Notes:

1.	Defined as the total number of bitcoins and ETH owned by the Company on its Balance Sheet including any bitcoins and ETH receivable, excluding bitcoins and ETH that the Company has received as customer deposits.

2.	Defined as the weighted average percentage that Canaan would share from the total revenues generated according to the applicable joint mining arrangements if 100% of the mining machines consisting of Installed Computing Power (as defined below) were energized.
3.	Defined as the weighted average cost of power if 100% of the mining machines consisting of Installed Computing Power were energized.

Current Mining Projects (As of November 30, 2025)：
Regions in alphabetical order (A to Z)	Active Mining Projects Count	Energized Computing Power[4]	Installed Computing Power[5]	Expected Computing Power[6]	Estimated Total Computing Power[7]
Global	9	8.12 EH/s	9.41 EH/s	1.23 EH/s	10.65 EH/s
America	4	3.94 EH/s	4.72 EH/s	0.20 EH/s	4.92 EH/s
Canada	1	0.00 EH/s	0.00 EH/s	0.16 EH/s	0.16 EH/s
Ethiopia	2	4.05 EH/s	4.56 EH/s	0.88 EH/s	5.44 EH/s
Middle East	1	0.04 EH/s	0.04 EH/s	0 EH/s	0.04 EH/s
Malaysia	1	0.08 EH/s	0.08 EH/s	0 EH/s	0.08 EH/s

Notes:

4.	Defined as the amount of computing power that could theoretically be generated if all mining machines that have been energized were currently in operation including mining machines that may be temporarily offline.
5.	Defined as the sum of Energized Computing Power and computing power that has been installed but not yet energized, if any.
6.	Defined as the amount of computing power that has been delivered to the country where each mining project is located but not yet installed.
7.	Defined as the sum of Installed Computing Power and Expected Computing Power.

Recent Corporate Updates:

Announced Landmark Strategic Investment from Top-Tier Institutional Firms

On November 4, 2025, Canaan announced a landmark US$72 million strategic investment from top-tier institutional investors Brevan Howard, Galaxy Digital, and Weiss Asset Management. This straightforward equity placement for over 63.6 million American Depositary Shares (“ADS”), at a price of US$1.131 per ADS, issued without warrants or derivative instruments, represents a shift in the Company’s capital strategy and signals strong institutional confidence in Canaan’s fundamentals and growth outlook. The significant capital infusion will strengthen Canaan’s balance sheet, reduce future dilution risk, and fund utility-grade computing and energy infrastructure projects, supporting the Company’s long-term growth in digital assets and high-performance computing.

Unveiled Next-Generation Avalon® A16 Series Bitcoin Mining Machines

On October 28, 2025, the Company announced the official launch of its next-generation Avalon A16 series, including the most competitive air-cooled A16XP model, featuring 300 TH/s of computing power with an energy efficiency of 12.8 J/TH. The A16 series mining machines are now available for pre-order and will ship from the Company’s production centers in North America, East Asia, and Southeast Asia.

The Share Repurchase Program

On May 27, 2025, the Company announced a share repurchase program of up to US$30 million of its ADSs and/or Class A ordinary shares over a six-month period. Repurchases may be conducted through open-market or privately negotiated transactions, subject to market conditions and regulatory requirements.

As of December 10, 2025, the Company had repurchased approximately 6.59 million ADSs for a total of about US$4.9 million under the program.

About Canaan Inc.

Established in 2013, Canaan Inc. (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. Canaan has extensive experience in chip design and streamlined production in the ASIC field. In 2013, Canaan's founding team shipped to its customers the world's first batch of mining machines incorporating ASIC technology under the brand name Avalon. In 2019, Canaan completed its initial public offering on the Nasdaq Global Market. To learn more about Canaan, please visit https://www.canaan.io/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.'s strategic and operational plans, contain forward-looking statements. Canaan Inc. may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC") on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.'s beliefs and expectations, such as expectations with regard to revenue or mining hash rate deployment, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's goals and strategies; the Company's future business development, the ability of the Company to execute against its goals, financial condition and results of operations; the expected growth of the bitcoin industry and the price of bitcoin; the Company's expectations regarding demand for and market acceptance of its products, especially its bitcoin mining machines; the Company's expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company's investment plans and strategies, fluctuations in the Company's quarterly operating results; competition in its industry; changing macroeconomic and geopolitical conditions, including evolving international trade policies and the implementation of increased tariffs, import restrictions, and retaliatory trade actions; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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Investor Relations Contact

Canaan Inc.

Xi Zhang

Email: IR@canaan-creative.com

Christensen Advisory

Christian Arnell

Email: canaan@christensencomms.com